UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On July 1, 2025, DigiAsia Corp. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination Letter”). The determination was made as a result of the Company’s failure to regain compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share, and the Company’s failure to comply with Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”), which requires timely filing of periodic reports with the Securities and Exchange Commission.

As previously disclosed, on December 16, 2024, the Company was notified by Nasdaq that the bid price of its listed security had closed at less than $1.00 per share for 30 consecutive business days, and the Company was provided 180 calendar days, or until June 15, 2025, to regain compliance. The Company did not regain compliance with the Minimum Bid Price Rule within the prescribed period and is not eligible for a second 180-day compliance period. In addition, on May 19, 2025, Nasdaq notified the Company that it had not filed its Form 20-F for the period ended December 31, 2024, resulting in non-compliance with the Filing Requirement.

Unless the Company requests an appeal of this determination to a Nasdaq Hearings Panel by no later than 4:00 p.m. Eastern Time on July 8, 2025, trading of the Company’s securities will be suspended at the opening of business on July 10, 2025, and Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company may appeal Nasdaq’s determination to a Hearings Panel pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Hearings Panel’s decision.

The Company intends to request a hearing with the Hearings Panel at which it will request a suspension of delisting pending its return to compliance.

On July 8, 2025, the Company issued a press release regarding the Delisting Determination Letter. A copy of the press release is furnished as Exhibit 99.1.

Forward-Looking Statements

This report contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognized by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

Exhibits No.	Description
99.1	Press Release of DigiAsia Corp. dated July 8, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: July 8, 2025	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer

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